Ex-99.2 a)

                      MANAGEMENT'S ASSERTION ON COMPLIANCE
                 WITH THE MINIMUM SERVICING STANDARDS SET FORTH
         IN THE UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS

                              REPORT OF MANAGEMENT

We, as members of management of IndyMac Bank, F.S.B. (the "Bank"), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS ("USAP"). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Bank's compliance with the minimum servicing standards set forth in the USAP as of December 31, 2002 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2002, the Bank complied, in all material respects, with the minimum servicing standards set forth in the USAP, except as described in the following two paragraphs.

o Minimum servicing standards require escrow accounts be analyzed at least annually. As of December 31, 2002, the Bank was in compliance with the minimum servicing standard that requires escrow accounts be analyzed at least annually. However, during the year ended December 31, 2002, the Bank identified approximately 400 escrow accounts which had not been analyzed for more than a year. Subsequent to the identification of this exception, the Bank performed a review of all escrow accounts and completed the required analysis.

o Minimum servicing standards require interest on escrow accounts be paid, or credited, to mortgagors in accordance with applicable state laws. As of December 31, 2002, the Bank was in compliance with the minimum servicing standard that requires interest on escrow accounts be paid, or credited, to mortgagors in accordance with applicable state laws. However, during the year ended December 31, 2002, the Bank identified certain escrow accounts for which the timing of interest payments by the Bank differed from the respective state requirements. Subsequent to the identification of this exception, the Bank made modifications to the servicing system to ensure interest on escrow accounts was paid, or credited, in accordance with applicable state laws.

As of December 31, 2002 and for the year then ended, the Bank had in effect a fidelity bond in the amount of $35,000,000 and an errors and omissions policy in the amount of $20,000,000.


/s/ Michael W. Perry                                 /s/ Tony Ebers
--------------------                                 --------------
Michael W. Perry                                     Tony Ebers
Chairman and                                         Executive Vice President
Chief Executive                                      Home Loan Servicing

/s/ Scott Way Keys                                   /s/ Jeff Lankey
------------------                                   ---------------
Scott Way Keys                                       Jeff Lankey
Executive Vice President and                         Senior Vice President and
Chief Financial Officer                              Chief Accounting Officer

Ex-99.2 b)

January 24, 2003

As of and for the year ended December 31, 2002, Cendant Mortgage Corporation (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $120 million and $20 million, respectively.

Cendant Mortgage Corporation



/s/ Terence W. Edwards
----------------------
Terence W. Edwards
President and Chief Executive Officer